GXO Logistics, Inc.
Two American Lane
Greenwich, Connecticut 06831
July 19, 2021
VIA EDGAR
Kevin Dougherty
Tim Levenberg
Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:    GXO Logistics, Inc.
    Registration Statement on Form 10-12B
    File No. 001-40470
Dear Messrs. Dougherty and Levenberg:
Reference is made to the Registration Statement on Form 10-12B (File No. 001-40470) (as amended to date, the “Registration Statement”), filed by GXO Logistics, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).
The Board of Directors of XPO Logistics, Inc. (“XPO”) has set July 23, 2021 as the record date for the distribution of shares of common stock of the Company (the “Shares”), which is expected to be effective at 12:01 a.m., Eastern Time, on August 2, 2021. XPO and the Company would like the Shares to commence trading on the New York Stock Exchange on a “when issued” basis on July 22, 2021, one day prior to the record date. Accordingly, the Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern time, on July 21, 2021, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.
If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Adam Emmerich or Viktor Sapezhnikov of Wachtell, Lipton, Rosen & Katz, at (212) 403-1234 or (212) 403-1122, respectively. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Emmerich or Mr. Sapezhnikov and that such effectiveness also be confirmed in writing.

U.S. Securities and Exchange Commission
July 19, 2021

Sincerely,

GXO Logistics, Inc.

/s/ Baris Oran
Name:	Baris Oran
Title:	Chief Financial Officer
cc:     Karlis P. Kirsis
    Corporate Secretary, XPO Logistics, Inc.
    Adam Emmerich
    Wachtell, Lipton, Rosen & Katz
    Viktor Sapezhnikov
    Wachtell, Lipton, Rosen & Katz